Exhibit 99.1

MKS Instruments to Acquire Atotech

$5.1 billion cash and stock transaction combines capabilities in lasers, optics, motion and process chemistry to enable next-generation advanced electronics

Accelerates interconnect solutions for customers to address increasing miniaturization demands that enables integration of chips to devices

Recurring consumables portfolio for leading edge devices

$50 million in annualized cost synergies expected within 18 to 36 months

Transaction expected to be accretive to Non-GAAP net earnings per share within the first year

ANDOVER, Mass. and BERLIN, Germany – July 1, 2021 — (GLOBE NEWSWIRE) — MKS Instruments, Inc. (NASDAQ: MKSI) (“MKS”), a global provider of technologies that enable advanced processes and improve productivity, and Atotech Limited (NYSE: ATC) (”Atotech”), a leading process chemicals technology company and a market leader in advanced electroplating solutions, today announced that they have entered into a definitive agreement pursuant to which MKS will acquire Atotech for $16.20 in cash and 0.0552 of a share of MKS common stock for each Atotech common share. The equity value of the transaction is $5.1 billion and the enterprise value of the transaction is approximately $6.5 billion.

The transaction will result in pro forma annual revenue of $3.8 billion1 and is expected to be accretive to MKS’ Non-GAAP net earnings per share within the first year and additive to MKS’ free cash flow. MKS expects to realize $50 million in annualized cost synergies within 18 to 36 months.

“Together, MKS and Atotech will be uniquely positioned to drive faster, better solutions and innovations for customers in advanced electronics,” said MKS President and CEO John T.C. Lee. “By combining leading capabilities in lasers, optics, motion and process chemistry, the combined company will optimize the PCB Interconnect, a significant enabling point of next-generation advanced electronics that represents the next frontier for miniaturization and complexity. We anticipate the addition of Atotech will position MKS to enable roadmaps for future generations of advanced electronics devices. The acquisition of Atotech also provides MKS with a recurring revenue stream from a consumables portfolio for leading-edge devices, with meaningful scale and potential on which to build.”

MKS and Atotech have complementary customer solutions in key advanced electronics markets, with MKS’ expertise in via drilling and Atotech in electroplating. PCBs are becoming increasingly complex as miniaturization is creating new challenges where reliability, productivity and peak performance are critical. The roadmap for next generation interconnects continues to accelerate the need for more integrated solutions that enable yield and throughput gains.

[1]

Consists of revenue for the last twelve months as of March 31, 2021 for (i) MKS, (ii) Atotech, and (iii) Photon Control Inc., the acquisition of which MKS expects to close in the third quarter of 2021.

“The combination of Atotech’s expertise in electroplating and chemistry and MKS’ strengths in lasers, laser systems, optics and motion will enable innovative and ground-breaking solutions for customers in the areas of materials processing and complex applications. This transaction is an excellent outcome for our shareholders, and we believe it will provide immediate value and the opportunity to benefit from the upside potential of the combined company,” said Geoff Wild, CEO of Atotech.

MKS intends to fund the cash portion of the transaction with a combination of available cash on hand and committed debt financing. The combined company is expected to have pro forma net cash and investments of approximately $800 million and total debt outstanding of $5.3 billion at closing, with an estimated gross leverage ratio of under 4.0 times and net leverage ratio of under 3.5 times.2 MKS has also obtained a commitment to replace its current $100 million asset-based revolving credit facility with a $500 million revolving credit facility.

The transaction, expected to be implemented by way of a scheme of arrangement of Atotech under the laws of Jersey, has been unanimously approved by the MKS and Atotech boards of directors and is subject to Atotech shareholder approval, approval of the Royal Court of Jersey, regulatory approvals, and other customary closing conditions, and is expected to close by the fourth quarter of 2021. Carlyle and its affiliates (“Carlyle”), owner of 79% of outstanding Atotech common shares, have signed an irrevocable agreement to vote in favor of the transaction. Eighty percent of shares owned by Carlyle will be subject to a 30-day lock-up period post-closing and 60% of shares owned by Carlyle will be subject to a 60-day lock-up period post-closing.

Perella Weinberg Partners is acting as financial advisor and DLA Piper is acting as legal advisor to MKS. WilmerHale is acting as legal advisor to MKS for the financing. J.P. Morgan and Barclays Bank PLC provided committed financing for the transaction and were advised by Paul Hastings. Credit Suisse is acting as financial advisor and Latham and Watkins is acting as legal advisor to Atotech. Carey Olsen is advising MKS and Ogier is advising Atotech as to Jersey law matters.

Conference Call Details

MKS will hold a conference call to discuss this announcement on July 1, 2021 at 8:30 a.m. (Eastern Time). To access a live webcast of the conference call and related presentation materials management will refer to during the call, visit MKS’ website at mksinst.com and click on Company – Investor Relations. The webcast and related presentation materials will be listed in the calendar of events. To participate by telephone, please dial (877) 212-6076 for domestic callers and (707) 287-9331 for international callers, provide the operator with Conference ID 1793197, and access the presentation materials on MKS’ website. An archive of the webcast and related presentation materials will be available on MKS’ and Atotech’s websites.

[2]

Based on internal MKS estimate of pro forma Adjusted EBITDA FY 2021, assuming the prior closings of the acquisitions of Atotech and Photon Control Inc. Estimate also includes $50 million of pro forma annual run rate cost synergies.

About MKS Instruments

MKS Instruments, Inc. is a global provider of instruments, systems, subsystems and process control solutions that measure, monitor, deliver, analyze, power and control critical parameters of advanced manufacturing processes to improve process performance and productivity for our customers. Our products are derived from our core competencies in pressure measurement and control, flow measurement and control, gas and vapor delivery, gas composition analysis, electronic control technology, reactive gas generation and delivery, power generation and delivery, vacuum technology, lasers, photonics, optics, precision motion control, vibration control and laser-based manufacturing systems solutions. We also provide services relating to the maintenance and repair of our products, installation services and training. Our primary served markets include semiconductor, industrial technologies, life and health sciences, and research and defense. Additional information can be found at www.mksinst.com.

About Atotech

Atotech is a leading specialty chemicals technology company and a market leader in advanced electroplating solutions. Atotech delivers chemistry, equipment, software, and services for innovative technology applications through an integrated systems-and-solutions approach. Atotech solutions are used in a wide variety of end-markets, including smartphones and other consumer electronics, communications infrastructure, and computing, as well as in numerous industrial and consumer applications such as automotive, heavy machinery, and household appliances.

Atotech, headquartered in Berlin, Germany, is a team of 4,000 experts in over 40 countries generating annual revenue of $1.2 billion in 2020. Atotech has manufacturing operations across Europe, the Americas, and Asia. With its well-established innovative strength and industry-leading global TechCenter network, Atotech delivers pioneering solutions combined with unparalleled on-site support for over 9,000 customers worldwide. For more information about Atotech, please visit us at www.atotech.com.

As noted at the time of Atotech’s public offering, Atotech is not a company subject to regulation under the City Code on Takeovers and Mergers (the ”UK Takeover Code”), therefore no dealing disclosures are required to be made under Rule 8 of the UK Takeover Code by shareholders of MKS or Atotech.

Financial Information; Presentation of Combined Information

Except as otherwise indicated, all financial information of MKS has been reported in accordance with U.S. generally accepted accounting principles (“GAAP”) and all financial information of Atotech has been reported in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The combined financial information set forth herein has not been prepared in accordance with Article 11 of Regulation S-X but rather represents a combination of MKS’ results with the results of Atotech and Photon Control Inc., MKS’ acquisition of which is expected to close in the third quarter of 2021. Except as otherwise stated herein, Atotech financial information has not been conformed to the accounting principles (GAAP) and accounting policies followed by MKS. Combined financial information pursuant to Article 11 could differ materially from the combined information presented herein.

Use of Non-GAAP Financial Measures

This press release includes financial measures that are not in accordance with GAAP (“Non-GAAP financial measures”) and financial measures that are not in accordance with IFRS (“Non-IFRS financial measures”). These Non-GAAP financial measures and Non-IFRS financial measures should be viewed in addition to, and not as a substitute for, MKS’ and Atotech’s reported GAAP and IFRS results, and may be different from Non-GAAP financial measures and Non-IFRS financial measures used by other companies. In addition, these Non-GAAP financial measures and Non-IFRS financial measures are not based on any comprehensive set of accounting rules or principles. MKS management believes the presentation of these Non-GAAP financial measures and Non-IFRS financial measures is useful to investors for comparing prior periods and analyzing ongoing business trends and operating results.

MKS is not providing a quantitative reconciliation of forward-looking Non-GAAP net earnings to GAAP net income or forward-looking Adjusted EBITDA to GAAP net income because it is unable to estimate with reasonable certainty the ultimate timing or amount of certain significant items without unreasonable efforts. For forward-looking Non-GAAP net earnings to GAAP net income, these items include, but are not limited to, acquisition and integration costs, amortization of intangible assets, amortization of the step-up of inventory to fair value, restructuring and other expense, asset impairment, and the income tax effect of these items. For forward-looking Adjusted EBITDA to GAAP net income, these items include, but are not limited to, net interest expense, depreciation expense, acquisition and integration costs, amortization of intangible assets, restructuring and other expense, asset impairment, the income tax effect of these items, and the provision for income taxes. MKS is also not providing a quantitative reconciliation of forward-looking free cash flow to operating cash flow because it is unable to estimate with reasonable certainty the ultimate timing or amount of capital expenditures without unreasonable efforts, in addition to the timing of payments for acquisition and integration costs and restructuring and other expense, among other items, which will affect operating cash flow. All of these items are uncertain, depend on various factors, and could have a material impact on GAAP reported results for the relevant period.

Safe Harbor for Forward-Looking Statements

Statements in this press release regarding the proposed transaction between MKS and Atotech (the “transaction”), the expected timetable for completing the transaction, future financial and operating results and metrics for the combined company, including to reflect MKS’ acquisition of Photon Control Inc., which is expected to close in the third quarter of 2021, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about MKS’ or Atotech’s managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “will,” “projects,” “intends,” “believes,” “plans,” “anticipates,” “expects,” “estimates,” “forecasts,” “continues” and similar expressions) should also be considered to be forward-looking statements. These statements are only predictions based on current assumptions and expectations. Actual events or results may differ materially from those in the forward-looking statements set forth herein. Among the important factors that could cause actual events to differ materially from those in the forward-looking statements are: the ability of the parties to complete the transaction; the ability of MKS to complete its acquisition of Photon Control Inc., which is expected to close in the third quarter of 2021; the risk that the conditions to the closing of the transaction, including receipt of required regulatory approvals and approval of Atotech shareholders, are not satisfied in a timely manner or at all; the terms of MKS’ existing term loan, the terms and availability of financing for the transaction, the substantial indebtedness the Company expects to incur in connection with the transaction and the need to generate sufficient cash flows to service and repay such debt; litigation relating to the transaction; unexpected costs, charges or expenses resulting from the transaction; the risk that disruption from the transaction materially and adversely affects the respective businesses and operations of MKS and Atotech; restrictions during the pendency of the transaction that impact MKS’ or Atotech’s ability to pursue certain business opportunities or other strategic transactions; the ability of MKS to realize the anticipated synergies, cost savings and other benefits of the transaction, including the risk that the anticipated benefits from the transaction may not be realized within the expected time period or at all; competition from larger or more established companies in the companies’ respective markets; MKS’ ability to successfully grow Atotech’s business; potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the transaction; the ability of MKS to retain and hire key employees; legislative, regulatory and economic developments, including changing conditions affecting the markets in which MKS and Atotech operate, including the fluctuations in capital spending in the semiconductor industry and other advanced manufacturing markets and fluctuations in sales to MKS’ and Atotech’s existing and prospective customers; the challenges, risks and costs involved with integrating the operations of the companies we acquire; the impact of the COVID-19 pandemic and related private and public measures on Atotech’s business; the ability of MKS to anticipate and meet customer demand; manufacturing and sourcing risks, including supply chain disruptions and component shortages; potential fluctuations in quarterly results; dependence on new product development; rapid technological and market change; acquisition strategy; volatility of stock price; international operations; financial risk management; and the other factors described in MKS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and any subsequent Quarterly Reports on Form 10-Q, and Atotech’s Annual Report on Form 20-F for fiscal year ended December 31, 2020 and any Reports on Form 6-K, each as filed with the U.S. Securities and Exchange Commission (the “SEC”). MKS and Atotech are under no obligation to, and expressly disclaim any obligation to, update or alter these forward-looking statements, whether as a result of new information, future events or otherwise after the date of this press release.

Additional Information and Where to Find It

This communication does not constitute a solicitation of any vote or approval. In connection with the proposed transaction, Atotech plans to provide to its shareholders a circular containing information on the anticipated scheme of arrangement vote regarding the proposed transaction (the “Scheme Circular”). Atotech may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Scheme Circular or any other document that may be filed by Atotech with the SEC.

BEFORE MAKING ANY VOTING DECISION, ATOTECH’S SHAREHOLDERS ARE URGED TO READ THE SCHEME CIRCULAR IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY ATOTECH WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION.

Any vote in respect of resolutions to be proposed at Atotech shareholder meetings to approve the proposed transaction, the scheme of arrangement or related matters, or other responses in relation to the proposed transaction, should be made only on the basis of the information contained in Atotech’s Scheme Circular. Shareholders may obtain a free copy of the Scheme Circular and other documents Atotech files with the SEC (when available) through the website maintained by the SEC at www.sec.gov. Scheme Circular makes available free of charge on its investor relations website at investors.atotech.com copies of materials it files with, or furnishes to, the SEC.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The proposed transaction will be implemented solely pursuant to the scheme of arrangement, subject to the terms and conditions of the definitive agreement between MKS and Atotech, dated July 1, 2021, which contains the full terms and conditions of the proposed transaction.

MKS Contacts:

Investor Relations:

David Ryzhik

Vice President, Investor Relations

Telephone: +1 978.557.5180

Email: david.ryzhik@mksinst.com

Press Relations:

Bill Casey

Senior Director, Marketing Communications

Telephone: +1 630.995.6384

Email: bill.casey@mksinst.com

Tom Davies / Jeremy Fielding

Kekst CNC

Emails: tom.davies@kekstcnc.com/ jeremy.fielding@kekstcnc.com

Atotech Contacts:

Investor Relations & Communications:

Sarah Spray

Vice President, Global Head of Investor Relations & Communications

+1 803.504.4731

Email: sarah.spray@atotech.com

Patrick Ryan (USA) / Ruediger Assion (Germany)

Edelman

Emails: patrick.ryan@edelman.com / ruediger.assion@edelman.com